INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

June 25, 2014

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the 361 Global Macro Opportunity Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 25, 2014 on the Registrant’s registration statement filed on Form N-1A with respect to the 361 Global Macro Opportunity Fund (the “Fund”), a series of the Registrant.

PROSPECTUS

SUMMARY SECTION

Principal Investment Strategies
1.  The response to Comment 17 in the correspondence filed on June 24, 2014 states that the Fund does not intend to engage in swap contracts as part of its principal investment strategies.  Please remove the reference to swap contracts in the following sentence:

The Fund may invest from time to time in futures, options, and swap contracts on securities, securities indices, and shares of ETFs that principally or exclusively hold equity securities.

Response:	The sentence will be updated as requested in the final 497 filing.

Principal Risks
2.  Under Credit Risk please add the phrase “predominantly speculative” to the following sentence:

Junk bonds have a higher risk of default than other fixed income securities and are considered speculative.

Response:	The sentence will be updated as requested in the final 497 filing.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 385-5770.  Thank you.

Sincerely,

/s/Kiran Dhillon
Kiran Dhillon
Investment Managers Series Trust
Assistant Secretary

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